

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2014

Via E-mail
Mr. Saumen Chakraborty
President and Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034
India

Re: **Dr. Reddy's Laboratories Limited**
    Form 20-F for the Fiscal Year Ended March 31, 2013
    Filed July 10, 2013
    File No. 001-15182

Dear Mr. Chakraborty:

   We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Joel Parker

               Joel Parker
               Accounting Branch Chief